Mail Stop 6010

May 23, 2007

Amit Kumar, Ph.D.
President and Chief Executive Officer
CombiMatrix Corporation
6500 Harbour Heights Parkway
Suite 301
Mukilteo, WA 98275

   Re: CombiMatrix Corporation
     Amendment No. 4 to Registration Statement on Form S-1
     Filed May 17, 2007
     File No. 333-139679

Dear Dr. Kumar:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment 1 in part. Regulation S-K Item 601(b)(3) requires that you file a complete copy of the certificate of incorporation as amended. The exhibit index should not refer investors to multiple locations and require them to assemble a complete amended certificate of incorporation. Also, the exhibit index should not refer to an amendment that was not in the final form as officially filed.

2.   Regarding your response to prior comment 3:

- We are unable to agree with your conclusions that (1) the offer of Acacia Research-CombiMatrix shares is not an ongoing of CombiMatrix shares, and (2) the offer of Acacia Research-CombiMatrix shares need not include information regarding CombiMatrix stock. Please ensure that offers and sales of Acacia Research-CombiMatrix shares comply with the Securities Act as it applies to the related ongoing offers of CombiMatrix shares, including the registration, disclosure and communications provisions of the Act.

- The second paragraph of the response indicates that you have registered a fixed number of shares. However, it appears that you have registered a dollar amount under rule 457(o). Please revise your analysis accordingly.

Holders of Terminated Options, page 10

3.   Regarding your response to prior comment 4:

- Disclose, if true, under "Equity Compensation Plan Information," that the Acacia board of directors, acting as administrator under the plans, determined that the redemption will constitute a "change of control" as defined under the plans.

- Clarify why the Acacia board determined that the amendments were necessary if a redemption was already contemplated as a "change of control" under the plans.

- Indicate what consideration the Board gave to seeking option and stock holder approval for the amendments.

- Tell us whether any of the transactions contemplated in connection with the redemption constitutes a change in control for purposes of payments under any executive compensation arrangement.

Undertakings, page II-3

4.   We see your response to prior comment 6 regarding the undertakings. Please also include the undertaking in Regulation S-K Item 512(a)(5)(ii).

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Raymond A. Lee, Esq.
        Steven T. Anapoell, Esq.
        Dennis J. Rasor, Esq.
        (via fax)